Integrated Media Technology Limited
Level 7, 420 King William St
Adelaide SA 5000
T: +61 8 7324 6018
F: +61 8 8312 0248
www.imtechltd.com
A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY MEMORANDUM

Date of Meeting:	Friday, 31st July 2020
Time of Meeting:	10:30am (Adelaide time)
Place of Meeting:	Level 7, 420 King William Street, ADELAIDE SA 5000

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

Notice of Meeting

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) will be held at:

Venue: Level 7, 420 King William Street, ADELAIDE SA 5000

Date : 31st July 2020

Time: 10:30am (Adelaide time)

If you are unable to attend to meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 6 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 10:30am (Adelaide time) on Friday, 31st July 2020.

AGENDA

The agenda for the Meeting is as follows:

1. Resolution 1 - Appointment of Director: Con UNERKOV ("Mr. Unerkov")

   Pursuant to Clause 15.3 of the Company's Constitution, Mr. Unerkov will retire, and seek election, as a Director at the Annual General Meeting.

2. Resolution 2 - Appointment of Director: Uwe von PARPART ("Mr. Parpart")

   Pursuant to Clause 15.3 of the Company's Constitution, Mr. Parpart will retire, and seek election, as a Director at the Annual General Meeting.

3. Resolution 3 - Appointment of Director: Heming CUI ("Mr. Cui")

   Pursuant to Clause 15.3 of the Company's Constitution, Mr. Cui will retire, and seek election, as a Director at the Annual General Meeting.

4. Resolution 4 - Election of Director: Man Chung CHAN (''Mr. Chan'')

   Pursuant to Clause 15.5 of the Company's Constitution, Mr. Chan will retire, and seek election, as a Director at the Annual General Meeting.

5. Other Business.

Resolution 1 – Appointment of Director: Con UNERKOV ("Mr. Unerkov");

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendment:

"That for all purposes, Mr. Unerkov is elected as the director of the Company in accordance with the clause 15.3 of the Company's Constitution."

Notes and Voting Exclusion Statement

Notes:

- A detailed summary of Resolution 1 is contained within the Explanatory Memorandum.

Voting Exclusions:

With respect to the Resolution 1, the Company will disregard any votes cast by Mr. Unerkov and any associate of Mr. Unerkov.

However, this does not prevent the casting of a vote on Resolutions 1 if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form. Provided that it is not cast on behalf Mr. Unerkov and any associate of Mr. Unerkov.

Resolution 2 – Appointment of Director: Uwe von PARPART ("Mr. Parpart");

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendment:

"That for all purposes, Mr. Parpart is elected as the director of the Company in accordance with the clause 15.3 of the Company's Constitution."

Notes and Voting Exclusion Statement

Notes:

- A detailed summary of Resolution 2 is contained within the Explanatory Memorandum.

Voting Exclusions:

With respect to the Resolution 2, the Company will disregard any votes cast by Mr. Parpart and any associate of Mr. Parpart.

However, this does not prevent the casting of a vote on Resolutions 2 if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form. Provided that it is not cast on behalf Mr. Parpart and any associate of Mr. Parpart.

Resolution 3 – Appointment of Director: Heming CUI ("Mr. Cui");

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendment:

"That for all purposes, Mr. Cui is elected as the director of the Company in accordance with the clause 15.3 of the Company's Constitution."

Notes and Voting Exclusion Statement

Notes:

- A detailed summary of Resolution 3 is contained within the Explanatory Memorandum.

Voting Exclusions:

With respect to the Resolution 3, the Company will disregard any votes cast by Mr. Cui and any associate of Mr. Cui.

However, this does not prevent the casting of a vote on Resolutions 3 if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form. Provided that it is not cast on behalf Mr. Cui and any associate of Mr. Cui.

Resolution 4 – Election of Director: Man Chung CHAN ("Mr. Chan")

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution, with or without amendment:

"That for all purposes, Mr. Chan is elected as the director of the Company in accordance with the clause 15.5 of the Company's Constitution."

Notes and Voting Exclusion Statement

Notes:

- A detailed summary of Resolution 4 is contained within the Explanatory Memorandum.

Voting Exclusions:

With respect to the Resolution 4, the Company will disregard any votes cast by Mr. Chan and any associate of Mr. Chan.

However, this does not prevent the casting of a vote on Resolutions 4 if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form. Provided that it is not cast on behalf Mr. Chan and any associate of Mr. Chan.

General Business

To consider any other business as may be lawfully put forward in accordance with the Constitution.

Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

Proxies

Please note that:

(a) a Shareholder entitled to vote at the Annual General Meeting is entitled to appoint a proxy;

(b) a proxy need not be a member of the Company;

(c) a Shareholder may appoint a body corporate or an individual as its proxy;

(d) a body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and

(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

Voting Entitlements

The Board has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 10:30am (Adelaide time) on Wednesday 29th of July 2020.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder's entitlement to attend and vote at the Annual General Meeting.

By order of the Board.

/S/Mr. Con Unerkov

Mr. Con Unerkov

Executive Chairman

6 July 2020

Explanatory Memorandum

1. Introduction

The following information is provided to Shareholders of the Company in connection with the business to be considered at an Annual General Meeting of Shareholders to be held at Level 7, 420 King William Street, ADELAIDE SA 5000 on Friday, 31st July 2020 commencing at 10:30am (Adelaide time).

The Notice of Meeting, which is also enclosed, sets out details of proposals concerning the Resolution 1 to 4 to be put to Shareholders.

The Directors recommend Shareholders read the accompanying Notice of Meeting, together with this Explanatory Memorandum, in full before making any decision in relation to Resolution 1 to 4.

Unless otherwise defined, terms used in this Explanatory Memorandum are defined in Section 6.

2. Resolution 1 – Appointment of Director: Con UNERKOV ("Mr. Unerkov");

Resolution 1 seeks approval for the election of Con UNERKOV ("Mr. Unerkov") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Unerkov is an Australian based businessman and former Director and CEO of the Company, re-joins the Company with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity. Mr. Unerkov was a director of the Company in the past and he re-joined the Company as the CEO in April 2019 and as director and chairman on May 31, 2019. Mr. Unerkov is the non-executive Chairman of Xped Limited, a company listed on the Australian Securities Exchange ("ASX") engaged in the Internet of Things (IoT) and healthcare sector.

The Directors (excluding Mr. Unerkov) unanimously recommend that Shareholders vote in favour of Resolution 1.

3. Resolution 2 – Appointment of Director: Uwe von PARPART ("Mr. Parpart");

Resolution 2 seeks approval for the election of Uwe von PARPART ("Mr. Parpart") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Parpart is currently the Chairman and Publisher of Asia Times Holding Limited, a Hong Kong based English language news media publishing group, covering politics, economics, business and culture from an Asian perspective. Previously, Mr. Parpart was the Executive Managing Director, Chief Strategist, and Head - Research of Reorient Group Limited, a company listed on the Hong Kong Stock Exchange Limited. Mr. Parpart brings over three decades of experience in finance, journalism, and academia to our Company. Before Reorient, he was the Chief Economist and Strategist at Cantor Fitzgerald HK Capital Markets and prior to that a senior currency strategist at Bank of America. Mr. Parpart's experience in Asia dates back to the late 1980s, when he worked with the Mitsubishi Research Institute in Tokyo, and later served as an advisor to the Thailand's Prime Minister's office. He has contributed to numerous magazines and publications; he was the founding editor of Asia Times from 1995 - 1997, a contributing editor of Forbes magazine, and a columnist for Shinchosha Foresight magazine, Tokyo. He is a frequent guest on CNBC and Bloomberg TV. After serving as an officer in the German Navy, Mr. Parpart received a Fulbright scholarship for doctoral studies in Mathematics and Philosophy at the University of Pennsylvania. He had also taught at University of Pennsylvania and Swarthmore College.

The Directors (excluding Mr. Parpart) unanimously recommend that Shareholders vote in favour of Resolution 2.

4. Resolution 3 – Appointment of Director: Heming Cui ("Mr. Cui");

Resolution 3 seeks approval for the election of Heming Cui ("Mr. Cui") as a director of the Company.

In accordance with Clause 15.3 of the Company's Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Cui is an assistant professor in Computer Science of the University of Hong Kong ("HKU") since January 2015. His research interests are in distributed system, IoT, big-data computing, and parallel computing, with a particular focus on creating software infrastructures and tools to greatly improve the performance, reliability and security of real-world software. After joining HKU, Mr. Cui's research publications mainly contained in two segments: (1) transparent and efficient distributed fault-tolerance systems, and (2) automated program analysis tools that can greatly improve the security of parallel and IoT software. Mr. Cui's research in HKU has led to a series of open source projects as well as publications in international conferences and journals on computer systems (e.g., SOSP, NSDI, ATC, DSN, SOCC, ACSAC, SRDS, JSAC, and TPDS). Mr. Cui's serves on the program committees of international top systems, and networking conferences, including NSDI, ATC, SOCC, DSN, and ICDCS. Much of the source code and evaluation results in Mr. Cui's publications are adopted by global software companies, including RedHat, Android, Ubuntu, and VMWare. Before joining HKU, Mr. Cui obtained his master and bachelor degrees in Computer Science from Tsinghua University in Beijing, and PhD degree in Computer Science from Columbia University in New York. Mr. Cui is an independent director of Xped Limited, a company listed on the ASX engaged in the IoT and healthcare sector.

The Directors (excluding Mr. Cui) unanimously recommend that Shareholders vote in favour of Resolution 3.

5. Resolutions 4 : Election of Director: Man Chung CHAN ("Mr. Chan")

Resolution 4 seeks approval for the election of Man Chung CHAN ("Mr. Chan") as a director of the Company.

In accordance with Clause 15.5 of the Company's Constitution, a director having been on the Board for 3 years without being appointed by the members at a General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Chan graduated from the Chinese University of Hong Kong in 1980 in Philosophy and Government & Public Administration. He received his PhD in Computer Science from La Trobe University in Australia. From 1988 till 1994, he taught Computer Science at University of New South Wales. From 1994, he has worked with the Computing Department of the Hong Kong Polytechnic University. Mr. Chan was a computational logician and lately he worked in the broad field of knowledge management, artificial intelligence and intellectual property of computing. His theory of functional unification has bridged the gap between modal logic, natural language and logic programming. He founded the Institute of Systems Management in 2003. He has extensive working relationship with municipal government of Jiangsu, Hubei and Henan provinces in China.

The Directors (excluding Mr. Chan) unanimously recommend that Shareholders vote in favour of Resolution 4.

6. Interpretation

The following terms used in the Notice of Meeting and the Explanatory Memorandum are defined as follows:

ASIC means the Australian Securities and Investments Commission.

Board means the board of Directors of the Company from time to time.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the Corporations Act 2011(Cth) as amended from time to time.

Directors means the directors of the Company from time to time.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

Group means the Company and its Subsidiaries, and Group Company means any one of them.

Meeting means the Annual General Meeting of Shareholders to be held on Friday, 31st July 2020 as convened by the accompanying Notice of Meeting.

Non-Associated Shareholders means the holders of the Company's Share whose votes are not to be disregarded on Resolutions 1, 2, 3, and 4.

Notice of Meeting or **Notice** means the notice of meeting giving notice to shareholders of the meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes at a general meeting of Shareholders.

Related Party has the meaning giving to that term in section 228 of the Corporations Act.

Resolutions means the resolutions set out in the Notice of Meeting.

Securities has the meaning in section 92(1) of the Corporations Act.

Shares means fully paid ordinary shares in the Company from time to time.

Shareholder means a shareholder of the Company.

Voting Power has the meaning given to that term in the Corporations Act.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to Mr. Unerkov (Chief Executive Officer):

Level 7, 420 King William Street, ADELAIDE SA 5000

Telephone: +61 8 7324 6018

Facsimile No: +61 8 8312 0248

email: info@imtechltd.com